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<TYPE>NT-NSAR

<SEQUENCE>1

<FILENAME>a2102006znt-nsar.txt

<DESCRIPTION>NT-NSAR

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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 811-05291

                           NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K     [_] Form 11-K     [_] Form 20-F         [_] Form 10-Q [X] Form N-SAR

           For Period Ended:  11/30/2008

     [_]   Transition Report on Form 10-K

     [_]   Transition Report on Form 20-F

     [_]   Transition Report on Form 11-K

     [_]   Transition Report on Form 10-Q

     [_]   Transition Report on Form N-SAR

           For the Transition Period Ended:  _________________________

                                     PART I

                             REGISTRANT INFORMATION

College and University Facility Loan Trust One

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Full Name of Registrant

c/o US Bank National Association

One Federal Street

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Address of Principal Executive Office (Street and Number)

Boston, MA 02111

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City, State and Zip Code

                                     PART II

                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III

                                    NARRATIVE

The Registrant is organized as a Massachusetts business trust for which US Bank National Association currently serves as Owner Trustee.  For information relating to the activities and assets of the Trust, the Owner Trustee, pursuant to the governing Declaration of Trust and related agreements, relies on specified service providers, whose information for the Trust's fiscal period ended November 30, 2008, has not yet been confirmed to the Owner Trustee so as to permit the execution and filing the Registrant's Form N-SAR and related certification. The Registrant expects to file a complete Report on Form N-SAR within the time period permitted pursuant to this Notification of Form 12b-25.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      James Byrnes                (617) 603-6442

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         (Name)                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                 [_] Yes  [X] No

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                 College and University Facility Loan Trust One

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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                   By: US Bank National Association,

not in its individual capacity, but solely as Owner Trustee under a Declaration of Trust dated September 17, 1987 and Amended and restated on September 29, 1987, and December 4, 1989.

Date: January 29, 2009            By: /s/ James Byrnes

                                           Vice President

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